Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,	June 30,	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6 (*)	2 0 0 5 (*)
	NIS		US dollars
	I n t h o u s a n d s

ASSETS

Current assets
Cash and cash equivalents	66,452	30,431	14,967	6,854
Marketable securities	6,518	3,229	1,468	727
Trade receivables	49,125	48,396	11,063	10,900
Receivables and other current assets	5,300	7,673	1,194	1,728
Inventories	18,708	30,798	4,214	6,937

Total current assets	146,103	120,527	32,906	27,146

Property and equipment, net	24,542	16,657	5,527	3,752

Other assets, net	90	90	20	20

	170,735	137,274	38,453	30,918

LIABILITIES AND SHAREHOLDERS'
EQUITY

Current liabilities
Payables:
Trade payables	18,050	19,938	4,065	4,491
Related parties	3,463	2,193	780	494
Other and accrued expenses	7,702	12,977	1,735	2,923

Total current liabilities	29,215	35,108	6,580	7,908

Long term liabilities
Accrued severance pay	299	299	67	67

Minority interest	14,023	-	3,158	-

Shareholders' equity
Ordinary shares NIS 0.10 par value
(authorized - 50,000,000 shares, issued and
outstanding - 8,615,000 shares)	948	948	213	213
Additional paid-in capital	20,258	20,258	4,563	4,563
Retained earnings	105,992	80,661	23,872	18,167

	127,198	101,867	28,648	22,943

	170,735	137,274	38,453	30,918

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Six months
	ended June 30,				ended June 30,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5	2 0 0 6 (*)	2 0 0 5 (*)
	NIS				US dollars
	I n t h o u s a n d s (except per share and share data)

Sales	97,745	79,469	43,200	38,972	22,015	17,898

Cost of sales	71,910	60,294	31,783	28,187	16,196	13,579

Gross profit	25,835	19,175	11,417	10,785	5,819	4,319

Selling expenses	9,866	7,099	4,711	3,541	2,222	1,599

General and
administrative expenses	7,709	8,867	2,885	6,441	1,736	1,997

Total operating expenses	17,575	15,966	7,596	9,982	3,958	3,596

Operating income	8,260	3,209	3,821	803	1,861	723

Financial income, net	1,379	1,396	766	963	311	314

Other income	19,113	35	-	35	4,305	8

Income before taxes
on income	28,752	4,640	4,587	1,801	6,477	1,045

Taxes on income	2,687	1,568	1,218	585	605	353

Income after taxes
on income	26,065	3,072	3,369	1,216	5,872	692

Minority interest	734	-	734	-	166	-

Net income	25,331	3,072	2,635	1,216	5,706	692

Earnings per share data:

Earnings per share:

Basic	2.94	0.36	0.31	0.14	0.66	0.08

Diluted	2.90	0.36	0.30	0.14	0.65	0.08

Shares used in computing
basic and diluted earnings
per ordinary share:	8,615,000	8,615,000	8,615,000	8,615,000	8,615,000	8,615,000

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of ordinary shares	Share capital	Additional paid-in capital	Retained earnings	Total shareholders' equity
		NIS
		(in thousands)

Balance - January 1, 2005	8,615,000	948	20,258	77,694	98,900

Declared dividend	-	-	-	(4,754)	(4,754)

Net income for the year	-	-	-	7,721	7,721

Balance - December 31, 2005	8,615,000	948	20,258	80,661	101,867

Net income for the period	-	-	-	25,331	25,331

Balance - June 30, 2006	8,615,000	948	20,258	105,992	127,198

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six month		Three months		Six month
	Ended June 30,				Ended June 30,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5	2 0 0 6(*)	2 0 0 5(*)
	NIS				US dollars
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES

Net income	25,331	3,072	2,635	1,216	5,705	692

Adjustments to reconcile net income to net cash
provided by operating activities:

Depreciation and amortization	612	580	301	297	138	131

Deferred income taxes	95	49	112	7	21	11

Gain on disposition of fixed assets	-	(35)	-	(35)	-	(8)

Unrealized gain on marketable securities	(375)	(280)	(353)	(95)	(84)	(63)

Gain from IPO of subsidiary	(19,113)	-	-	-	(4,304)	-

Minority interest	734	-	734	-	165	-

Changes in assets and liabilities:

Decrease (Increase) in:

Trade accounts receivable	(729)	2,257	3,034	(350)	(164)	508

Receivables and other current assets	2,278	(3,072)	1,989	(2,037)	513	(692)

Inventory	12,090	2,423	15,956	680	2,723	546

Increase in:

Trade accounts payable	(1,888)	(810)	(3,319)	(748)	(425)	(182)

Payables and other current liabilities	749	419	1,369	(2,168)	168	94

Accrued severance pay, net	-	71	(16)	13	-	16

Net cash provided by (used in) operating
activities	19,784	4,674	22,442	(3,220)	4,456	1,053

G. WILLI-FOOD INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six month		Three months		Six month
	Ended June 30,				Ended June 30,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5	2 0 0 6(*)	2 0 0 5(*)
	NIS				US dollars
	(in thousands)

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from realization (purchase) of
marketable securities, net	(2,914)	(8,272)	(2,890)	(1,528)	(656)	(1,863)
Additions to fixed assets	(8,497)	(1,537)	(5,684)	(645)	(1,914)	(346)
Proceeds on disposition of fixed assets	-	51	-	51	-	11

Net cash provided by (used in) investing
activities	(11,411)	(9,758)	(8,574)	(2,122)	(2,570)	(2,198)

CASH FLOWS - FINANCING ACTIVITIES

Dividend	(4,754)	-	-	-	(1,071)	-
Short-term bank borrowings, net	-	(2,341)	-	146	-	(527)
Proceeds from stock options exercise	32,402	-	-	-	7,298	-

Net cash provided by (used in)
financing activities	27,648	(2,341)	-	146	6,227	(527)

Net change in cash and cash equivalents	36,021	(7,425)	13,868	(5,196)	8,113	(1,672)

Cash and cash equivalents at beginning of year	30,431	55,831	52,584	53,602	6,854	12,574

Cash and cash equivalents at end of year	66,452	48,406	66,452	48,406	14,967	10,902

(*)	Convenience translation into U.S. dollars.